FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press Release regarding the increase of Repsol YPF’s dividend.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, March 26th, 2008

REPSOL YPF INCREASES ITS DIVIDEND BY 40%

•	The Board of Directors resolved today to propose a final gross dividend of 0.50 Euros per share

•	The increase is in line with the shareholder returns growth policy announced by Antonio Brufau

•	The Company has obtained historical results in the last two years

Repsol YPF’s Board of Directors has resolved to propose, at the next Annual General Shareholders’ Meeting to be held on May 14th 2008, a total gross dividend against 2007 of 1 Euro per share, representing a 39% increase with respect to the previous year’s total dividend.

The final gross dividend against 2007 (0.50 Euros per share) will be transferred to the Depositary, Bank of New York, on July 9th 2008. Owners of record of ADS’s at the closing of business of July 8th 2008 will be entitled to receive such dividend when payable by the Bank of New York which is expected to be on July 21st 2008.

With this proposal, the total dividend for 2007 will increase to 1.221 billion Euros, in line with the shareholder returns growth policy, announced by Repsol YPF’s Chairman and CEO, Antonio Brufau, and in the Strategic Plan 2008-2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: March 26th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer